[CBRL GROUP, INC. LOGO]	Post Office Box 787
Lebanon, Tennessee 37088
Phone 615.443.9869
Fax 615.443.9818
cbrlgroup.com

December 11, 2006

Mr. David R. Humphrey, Branch Chief-Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	CBRL Group, Inc. Form 10-K for the year ended July 28, 2006,
File No. 000-25225

Dear Mr. Humphrey:

We have received your letter dated November 13, 2006 (the “Letter”) with respect to the CBRL Group, Inc. (the “Company”) Form 10-K for the fiscal year ended July 28, 2006. First let me thank you for the additional 10 business days to respond that we requested. We have reviewed the comments from the Securities and Exchange Commission (the “Commission”) concerning questions and requests for supplemental information contained in numbered paragraphs 1 through 3 of the Letter and we have the following responses.

1.
Comment: You indicate that you make estimates of the ultimate unredeemed gift cards and certificates in the period of the original sale and amortize this breakage through the redemption period. Please clarify this disclosure by further indicating, if true, that no revenue is recognized in connection with the point of sale transaction. Supplementally tell us and revise your disclosure to explain how you account for the amounts remitted to those states that do not exempt gift cards and certificates from their escheat laws. Also, assuming such amounts are expensed when paid to the applicable state, tell us what consideration was given to recording such amounts as a reduction of the liability with no recognition of any revenue or expense for these transactions.

Response: The Company updated this disclosure in its Quarterly Report on Form 10-Q for the quarter ended October 27, 2006 filed with the Commission on December 6, 2006 (the “2007 Q-1 10-Q”). First, a sentence was added to clarify that “no revenue is recognized in connection with the point-of-sale transaction when gift cards or gift certificates are sold.” Also, a second sentence was added to clarify that “any amounts remitted to states under escheat laws reduce the Company’s deferred revenue and have no effect on revenue or expense while any amounts permitted by the state escheat laws to be retained by the Company for administrative costs are recorded as revenue.” Other than as it relates to administrative fees, the Company does not believe that amounts remitted to states under escheat laws meet the definition of revenue or expense.

Mr. David R. Humphrey December 11, 2006 Page 2

2.
Comment: With respect to your 3% zero-coupon contingently convertible senior notes, we note that you have arranged a $200 million term loan facility to repurchase these senior notes. However, it is unclear whether you would account for the cumulative accretion of original issue discount at the date of repurchase in your statement of cash flows as an operating activity pursuant to paragraph 23(d) of SFAS 95. Please advise us supplementally.

Response: At the date of repurchase, the cumulative accretion of original issue discount on our 3% zero-coupon contingently convertible senior notes will be classified in the Company’s statement of cash flows as an operating activity pursuant to paragraph 23(d) of SFAS 95.

3.
Comment: We note several references throughout your filing to possible divestitures of your Logan’s Roadhouse subsidiary. We also note your recent announcement of an agreement to sell this subsidiary. In this regard, supplementally tell us when you believe that the criteria set forth in paragraph 30 of SFAS 144 were met.

Response:  The Company updated this disclosure in the 2007 Q-1 10-Q as follows: “On October 12, 2006, the Company’s Board of Directors approved, within specified parameters, the terms and provisions of a stock purchase agreement (the “Stock Purchase Agreement”) with LRI Holdings, Inc. (“LRI”) to divest Logan’s and authorized management to complete, and, subject to the receipt of written confirmation that the consideration to be received in the divestiture was fair to the Company from a financial perspective, thereafter, to execute and deliver the Stock Purchase Agreement. Therefore, the Company believes that Logan’s met the criteria for classification as discontinued operations on October 12, 2006.”

Supplementally, we advise you as follows:  On March 16, 2006 the Company’s Board of Directors (the “Board”) approved the Company’s officers' preparation of a confidential information memorandum and other offering memoranda that could be distributed to potential purchasers of Logan’s Roadhouse, Inc. (“Logan’s”) and to solicit indications of interest from potential purchasers of Logan’s as well as the pursuit of a potential initial public offering (“IPO”) of Logan’s. Each of these courses of action, however, remained at that time subject to the Board’s specific reservation of the right to review and approve any proposed divestiture of Logan’s, including the terms of any IPO. Accordingly, the Company deemed the criteria in paragraphs 30(b), (c) and (e) of SFAS 144 were met on March 16, 2006. Additionally in connection with the potential IPO, on May 25, 2006, the Board formed a Pricing Committee made up of the Board’s Executive Committee members together with certain executive officers. The Board granted the Pricing Committee the authority to price and approve an IPO

Mr. David R. Humphrey December 11, 2006 Page 3

that would divest 100% of the stock of Logan’s without further Board approval. The Board did not provide the Pricing Committee, however, with the authority to sell Logan’s by any means other than an IPO. On July 13, 2006, pursuant to the Board’s grant of authority to pursue an IPO, a registration statement under the Securities Act of 1933 was filed by Logan’s with the Commission. In view of the indications of interest that the Company was receiving from potential private buyers of Logan’s and the uncertainty of the IPO process, however, the Company deemed it unlikely that an IPO would occur. Because of these uncertainties, the Company could not conclude that “it was unlikely significant changes to the plan would be made or the plan would be withdrawn” or that the disposition was “probable.” Thus, with respect to the potential IPO, the Company believes that paragraphs 30(d) and 30(f) of SFAS No. 144 were never met. Finally, paragraph 30(a) of SFAS 144 was not met with respect to any disposition other than an IPO because management with appropriate authority did not approve a disposition by sale of Logan’s until October 12, 2006. The Company believes that the criteria in paragraphs 30(a), (d) and (f) were met on October 12, 2006 when the Board took the action described above. Since all of the criteria listed in paragraph 30 of SFAS No. 144 were not met until October 12, 2006, the Company believes that Logan’s did not meet the criteria for classification as discontinued operations until that date.

    In connection with responding to your comments, we acknowledge that: 1) we are responsible for the adequacy and accuracy of the disclosure in our Form 10-K for the fiscal year ended July 28, 2006 filed with the Commission on October 3, 2006; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    We trust that we have been responsive to your comments. Please contact us if the Commission has further questions or would like additional information with respect to the matters discussed.

Very truly yours,

/s/ N. B. Forrest Shoaf
N.B. Forrest Shoaf
Senior Vice President and General Counsel

cc: Mike Woodhouse
Larry White
Patrick Scruggs
Gary Brown, Esq.